October 11, 2007

Jonathan J. Ledecky
President and Secretary
Triplecrown Acquisition Corp.
970 West Broadway, PMB 402
Jackson, Wyoming 83001

      Re:	Triplecrown Acquisition Corp.
      Amendment No. 3 to Registration Statement on Form S-1
      Filed October 5, 2007
		File No. 333-144523

Dear Mr. Ledecky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management, page 68

Conflicts of Interest, page 76
1. We note your response to prior comments eight and nine, and revised disclosure on page 77 referring to Shine Media Acquisition,
Victory Acquisition Corp. and The Carlyle Group. Please revise to provide tabular presentation of the corporate entities to which your officers and directors owe fiduciary duties, including, if applicable, Endeavor Acquisition, Consolidated Capital, NexCen Brands, Ironbound Partners Fund, Cullen Investments Limited, and other corporate entities for which Triplecrown`s potential business opportunities would be appropriate. The table should clearly indicate the priority such entities have relative to Triplecrown. Please advise us whether business opportunities appropriate for Triplecrown and one or more of the other entities would have to be presented first to the other entity or entities, regardless of the agreement to present to Triplecrown, "prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to [Triplecrown] under the Delaware law, subject to pre-existing fiduciary or contractual obligations." It appears that the agreement favoring Triplecrown and subject to "pre-existing fiduciary or contractual obligations" has no effect on the higher priority the affiliated entities have relative to Triplecrown.
Please revise accordingly.


Financial Statements

Notes to Financial Statements

Note 8 - Common Stock, F-11
2. We reviewed your response to our prior comment 9. Based on your methodology, we note you determined the fair value of the sponsor warrants at the offering date based on the warrant separate trading prices of similar SPACs. As you determined the estimated offering warrant fair value to be $1.13 (i.e. mean of the range analyzed), tell us why you believe it is appropriate to take the present value of this price for 18 months and provide the related discount rate used. Please advise or revise to disclose the $0.13 per warrant ($1.13 fair value - $1.00 purchase price) compensation expense expected to be recorded and it`s impact on your financial condition and results of operations.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Ethan Horowitz, Staff Accountant, at (202)
551-
3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333 or James Lopez at (202) 551-3536 with any other questions.

      					Sincerely,



      					John Reynolds
      					Assistant Director


cc.	Jeffrey M. Gallant, Esq.
      Graubard Miller
      Fax:  (212) 818-8881


Jonathan J. Ledecky
Triplecrown Acquisition Corp.
October 11, 2007
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